

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

May 14, 2009

Chad M. Lindbloom – Senior Vice President and Chief Financial Officer
C.H. Robinson Worldwide, Inc.
14701 Charlson Road
Eden Prairie, Minnesota 55347

> RE: C.H. Robinson Worldwide, Inc.
>  Form 10-K for the fiscal year ended December 31, 2008
>  and Schedule 14A filed April 2, 2009
>  File No. 000-23189

Dear Mr. Lindbloom:

We have reviewed your responses to the comments in our letter dated April 24, 2009 and have the following additional comments.

Definitive Proxy Statement on Schedule 14A

Elements of Compensation, page 13

1. We note your response to our prior comment 3. Please explain to us the difference between rewarding executives on the achievement of progressive "tiers" of profitability as compared to the achievement of targets. Alternatively, please confirm that in future filing you will disclose these targets and explain how your incentive awards are specifically structured around such targets. Please also note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

Compensation Process, page 18

2. We note your response to our prior comment 4. Please explain to us the difference between using market data for transportation companies as "reference points" as compared to using such market data for benchmarking purposes. Alternatively, please confirm that in future filings you will identify the companies that you have relied upon for benchmarking purposes, and that if you have benchmarked different elements of your compensation against different benchmarking groups, you will identify the companies that comprise each group.

Refer to Item 402(b)(2)(xiv) of Regulation S-K.  In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year, including a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3324 if you have questions.

Sincerely,

John Stickel
Attorney-Advisor